GUZOV OFSINK, LLC
                                ATTORNEYS-AT-LAW
                          600 MADISON AVENUE 14TH FLOOR
                            NEW YORK, NEW YORK 10022
                TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273
                            HTTP://WWW.GOLAWINTL.COM


                                                   March 21, 2006


By Federal Express
Raj Rajan
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F St NE Stop 3561
Washington, DC 20549
                        RE: LOUNSBERRY HOLDINGS III, INC.
                            FORM 8-K
                            FILED MARCH 10, 2006
                            FILE NO. 000-51379

Dear Mr. Rajan,

      Reference is made to your comment letter, dated March 14, 2006 to our client, Lounsberry Holdings III, Inc. (the "Company"), relating to the subject current report (the "Comment Letter"). Set forth below are the comments contained in the Comment Letter followed by our response thereto:


1. Item 304(a)(1)(ii) of Regualtion S-B requires you to disclose whether the former accountant's report on the financial statements for the recent period(s) contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as going concern in the accountant's report. Accordingly, please revise to include disclosures related to the audit opinion on the financial statements for the period ended April 30, 2005.

      Answer: We have revised the 8-K to include disclosures related to the audit opinion on the financial statements for the period ended April 30, 2005.


2. We note your disclosure regarding existence of any disagreements with the former accountants, However, you should revise to include disclosures regarding existence of any disagreements with the former accountant to cover the period through the date of dismissal as required by Item 304(a)(1)(iv)(A) of Regulation S-B.

      Answer: We have revised the 8-K to include the disclosures regarding the existence of any disagreement with the former accountant to cover the period through the date of dismissal as required by Item 304(a)(1)(iv)(A) of Regulation S-B.


3. To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants, Marcum & Kliegman LLP stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

      Answer: The updated Exhibit 16 letter from the former accountants has been attached to the 8-K.

      In accordance with your request, on behalf of the Company we represent as follows:

      o the Company acknowledges that, it is responsible for the adequacy and accuracy of the disclosure in the filing;

      o the Company acknowledges that staff comments or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.



                                                   Very truly yours,

                                                   Guzov Ofsink, LLC

                                                   By: /s/ Darren Ofsink
                                                   ---------------------------
                                                           Darren Ofsink, Esq.